Exhibit 99.2

CERTIFICATION IN THE FORM SPECIFIED UNDER
18 U.S.C. SECTION 1350,
AS ADOPTED PURSUANT TO
SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Interim Report to Shareholders related to the Second Quarter and interim six months financial statements included therein of Biomira, Inc. (the “Company”) on Form 6-K for the period ending June 30, 2004 as filed with the Securities and Exchange Commission on the date hereof (the “Report”), I, Edward A. Taylor, Vice President Finance and Chief Financial Officer of the Company, voluntarily certify, even though not required in connection with this Report, in the same form as specified under 18 U.S.C. § 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002, that:

(1)	The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)	The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

/s/ Edward A. Taylor

Edward A. Taylor
Vice President Finance and Chief Financial Officer
Date: August 12, 2004